UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Uxin Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108**

(CUSIP Number)

Brandon Vongsawad

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

____________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three Class A Shares (as defined herein).

CUSIP No. 91818X108	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 78,385,277 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 78,385,277 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,385,277 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 1,082,533,190 Class A Shares (as defined herein) outstanding, which is the sum of the (i) 1,024,280,763 Class A Shares outstanding as of the date hereof, as reported by the Issuer (as defined herein), and (ii) 58,252,427 Class A Shares issuable to TPG Growth III SF (as defined herein) upon conversion of the TPG Convertible Note (as defined herein).

CUSIP No. 91818X108	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 78,385,277 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 78,385,277 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,385,277 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 1,082,533,190 Class A Shares outstanding, which is the sum of the (i) 1,024,280,763 Class A Shares outstanding as of the date hereof, as reported by the Issuer, and (ii) 58,252,427 Class A Shares issuable to TPG Growth III SF upon conversion of the TPG Convertible Note.

CUSIP No. 91818X108	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS James Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 78,385,277 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 78,385,277 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,385,277 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 1,082,533,190 Class A Shares outstanding, which is the sum of the (i) 1,024,280,763 Class A Shares outstanding as of the date hereof, as reported by the Issuer, and (ii) 58,252,427 Class A Shares issuable to TPG Growth III SF upon conversion of the TPG Convertible Note.

Explanatory Note

The Reporting Persons (as defined herein) filed an amended Schedule 13D with respect to the Common Stock on October 5, 2020 (the “First Amendment”). Due to an administrative error, the First Amendment was associated with the central index key (“CIK”) of Uxin Limited/ADR (0001741562) rather than CIK associated with the Issuer (0001729173). This Amendment No. 2 is filed solely to correct the CIK associated with the First Amendment and restates the First Amendment in its entirety.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 20, 2019 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Class A Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment amends and restates the final paragraph of Item 3 of the Original Schedule 13D in its entirety as set forth below:

“On October 4, 2020, the Investors, including TPG Growth III SF, entered into a Letter Agreement (the “Letter Agreement”) with the Issuer. In the event that, on or prior to October 4, 2022, the Issuer enters into a definitive agreement (or otherwise proposes) to issue or sell any Additional Shares (as defined in the Letter Agreement) for consideration per Ordinary Share (as used in the Letter Agreement) on an as-converted basis that is less than the then-prevailing Conversion Price (such consideration per Class A Share, the “New Issue Price”), the Letter Agreement grants each Investor the right to convert some or all of its Convertible Notes (plus any accrued but unpaid interest) into Class A Shares at the New Issue Price, substantially concurrently with the consummation of the transactions contemplated by the definitive agreement or issuance or sale.”

References to and descriptions of the Note Purchase Agreement, Investors’ Rights Agreement and Letter Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Note Purchase Agreement, Investors’ Rights Agreement and Letter Agreement, which have been filed as exhibits hereto and are incorporated herein by this reference.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second, third and fourth paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) The following disclosure assumes that there is a total of 1,082,533,190 Class A Shares outstanding, which is the sum of the (i) 1,024,280,763 Class A Shares outstanding as of the date hereof, as reported by the Issuer, and (ii) 58,252,427 Class A Shares issuable to TPG Growth III SF upon conversion of the TPG Convertible Note.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 78,385,277 Class A Shares, which constitutes approximately 7.2% of the outstanding Class A Shares.

Because of the relationship between TPG Growth III SF and the parties to the Investors’ Rights Agreement as a result of the Investors’ Rights Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own 488,057,286 Class A Shares, which includes the (i) 20,132,850 Class A Shares directly held by TPG Growth III SF, (ii) 58,252,427 Class A Shares issuable to TPG Growth III SF upon conversion of the TPG Convertible Note and (iii) Class A Shares beneficially owned by the other parties to the Investors’ Rights Agreement (including 135,922,329 Class A Shares issuable to such parties upon conversion of the Convertible Notes). 488,057,286 Class A Shares represents 40.1% of the outstanding Class A Shares (assuming that there is a total of 1,218,455,519 Class A Shares outstanding, which is the sum of the (i) 1,024,280,763 Class A Shares outstanding as of the date hereof, as reported by the Issuer, and (ii) 194,174,756 Class A Shares issuable to the parties to the Investors’ Rights Agreement upon conversion of the Convertible Notes. Each Reporting Person disclaims beneficial ownership of the Class A Shares beneficially owned by the other parties to the Investors’ Rights Agreement.”

Page 5 of 9 Page

Item 7. Material to Be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“4. Letter Agreement, dated October 4, 2020 (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2 to Schedule 13D filed by Redrock Holdings Investments Limited on October 5, 2020).”

Page 6 of 9 Page

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2020

TPG Group Holdings (SBS) Advisors, Inc.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of James G. Coulter (2)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Investors’ Rights Agreement, dated June 10, 2019 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019).
3.	Note Purchase Agreement, dated May 29, 2019 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019).
4.	Letter Agreement, dated October 4, 2020 (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2 to Schedule 13D filed by Redrock Holdings Investments Limited on October 5, 2020).